                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from           to
                                        -----------  -----------

              Commission file number 0-5519 (Associated Banc-Corp)

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

                ASSOCIATED BANC-CORP PROFIT SHARING & 401(k) PLAN

B.   Name of issuer of the securities  held pursuant to the plan and the address of its principal executive officer:

                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Associated Banc-Corp Retirement Program Committee has duly caused this Annual
Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           ASSOCIATED BANC-CORP
                                           PROFIT SHARING & 401(k) PLAN

                                           /s/ James A. Noffke
                                           ------------------------------------
                                           James A. Noffke, Chairman
                                           Retirement Program Committee

                              ASSOCIATED BANC-CORP
                          PROFIT SHARING & 401(k) PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                          PROFIT SHARING & 401(k) PLAN

                                TABLE OF CONTENTS

                                                                        Page(s)
-------------------------------------------------------------------------------
Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits,
  December 31, 2002 and 2001                                               2

Statements of Changes in Net Assets Available for Plan Benefits,
  Years Ended December 31, 2002 and 2001                                   3

Notes to Financial Statements                                           4-11

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
  December 31, 2002                                                    12-13

                          Independent Auditors' Report

The Plan Administrator
Associated Banc-Corp
Profit Sharing & 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing & 401(k) Plan (Plan) as of
December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended
December 31, 2002. These financial statements are the responsibility of the
Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i -
Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                       /s/KPMG LLP

Chicago, Illinois
June 5, 2003

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

                                                       2002           2001
--------------------------------------------------------------------------------
Assets:
   Investments, at fair value:
     Common/collective trust funds                 $102,889,136   $117,985,785
     Common stocks                                   99,954,166     98,594,263
     Mutual funds                                    21,829,208     14,600,367
     Loans to participants                              986,811      1,008,842
--------------------------------------------------------------------------------
Total Investments                                   225,659,321    232,189,257
Cash and cash equivalents                                88,999        147,948
Accrued interest and dividends receivable                    25            137
Cash surrender value of life insurance                  230,088        246,586
Employer contribution receivable                     10,837,143      9,591,312
Other, net                                                    0             28
--------------------------------------------------------------------------------
Net assets available for plan benefits             $236,815,576   $242,175,268
================================================================================

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

                                                        2002           2001
--------------------------------------------------------------------------------
Additions:
Investment Income (loss):
   Appreciation (depreciation) in fair value
     of investments                                $(14,087,363)  $  5,420,876
   Interest and dividends                             3,829,023      3,765,186
--------------------------------------------------------------------------------
Total investment income (loss)                      (10,258,340)     9,186,062

Participant contributions                             8,082,512      7,108,065
Employer contributions                               10,837,143      9,591,312
Rollover contributions                                1,526,769        738,340
Other                                                       152              0
--------------------------------------------------------------------------------
Total additions                                      10,188,236     26,623,779

Deductions:
   Distribution to participants                      14,859,492     26,877,762
   Insurance premiums                                    29,448         33,770
   Other                                                      0            769
   Administrative expenses                              658,988        626,159
--------------------------------------------------------------------------------
Total deductions                                     15,547,928     27,538,460
Net decrease in net
   assets available for plan benefits                (5,359,692)      (914,681)
Net assets available for plan benefits:
   Beginning of year                                242,175,268    243,089,949
--------------------------------------------------------------------------------
End of year                                        $236,815,576   $242,175,268
--------------------------------------------------------------------------------
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing
     & 401(k) Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp
     Profit Sharing & 401(k) Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code)
     Section 401(k) as well as discretionary employer matching contributions.
     The Plan is subject to the provisions of the Employee Retirement Income
     Security Act of 1974 (ERISA).

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer 401(k) contribution provisions of the Plan on
     January 1 of the year in which 1,000 hours of service are completed.
     Employees are eligible to participate in the employee 401(k) contribution portion of the Plan upon completion of 30 days employment if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

     Contributions

     In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($11,000 for
     2002) of Section 402(g) of the Code of their compensation in multiples of
     1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($1,000 for 2002) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

     The Plan provides for a discretionary Company Matching contribution equal to a percentage of compensation to match all or part of the employee contribution for plan participants who have met the service requirements.

     The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     Vesting

     Participants are 100% vested at all times in their benefits under the
     401(k) portion of the Plan. The following is a schedule of vesting in the
     Company's discretionary profit sharing contribution:
     ---------------------------------------------------------------------------
     Years of Service                                        Vested Percentage
     ---------------------------------------------------------------------------
     Less than three                                                        0%
     Three but less than four                                              50%
     Four but less than five                                               75%
     Five or more                                                         100%
     ---------------------------------------------------------------------------

     Forfeitures

     Upon termination, the non-vested portion of Company contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $346,500 and $627,000 in 2002 and 2001, respectively. These forfeitures were allocated to remaining active participants based on compensation. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is re-employed by the Company.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the
     Balanced Lifestage Fund, Growth Lifestage Fund, Money Market Fund,
     Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund,
     Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock
     Fund, Berger Small Cap Value Fund, Dodge & Cox Stock Fund, Invesco Dynamics
     Fund Investor, Janus Overseas Fund, RS Diversified Growth Fund, Vanguard
     500 Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

     Balanced Lifestage Fund - The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities.
     Approximately one-half the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large company stocks but including small and foreign stocks.

     Growth Lifestage Fund - The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     Money Market Fund - The fund is designed to provide safety of principal.
     Actual investments made by the trustee are into the Associated Trust
     Company, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

     Common Stock Fund - The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

     Foreign Equity Fund - The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

     Emerging Growth Fund - The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing companies.

     Equity Income Fund - The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

     Associated Banc-Corp Common Stock Fund - The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated
     Banc-Corp common stock and cash equivalents.

     Berger Small Cap Value Fund - The fund invests primarily in common stocks of small companies the Advisor believes are undervalued.

     Dodge & Cox Stock Fund - The fund is designed to pursue long-term growth of principal and income. Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

     Invesco Dynamics Fund Investor - The fund is designed to pursue capital appreciation. The fund invests primarily in common stocks of domestic companies.

     Janus Overseas Fund - The fund is designed to achieve long-term growth by investing in a diversified portfolio of primarily foreign stocks. The fund seeks fast growing companies in fast growing industries.

     RS Diversified Growth Fund - The fund is designed to achieve long-term capital growth. The fund invests primarily in common and preferred stocks and warrants.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     Vanguard 500 Index Fund - The fund seeks to track the S&P 500 Index as closely as possible by investing in each of the Index 500 stocks according to each stock's weighting in the Index.

     Weitz Value Fund - The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

     Participants can elect to invest in one of the aforementioned funds or in
     1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

     Participant Loans

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1)
     $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the
     Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Valuation of Plan Assets

     Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or
     Internet access, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments.
     Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies of the Plan are as follows:

     Investments and Income Recognition

     Investment securities are valued at quoted market prices. The investments in units of the collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value.
     Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan's funds record interest income on the accrual basis and dividends on the ex-dividend date.

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     obligations and disclosure of contingent assets and liabilities at the date of the  financial  statements.  Actual  results  could  differ  from  those estimates.

(3)  Investments

     The fair value of  investments  that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                                      2002          2001
     -----------------------------------------------------------------------------------------
     Associated Banc-Corp Common Stock Fund                       $99,954,166    $98,594,263
     Associated Trust Company, N.A. Balanced Lifestage Fund        30,559,377              0
     Associated Trust Company, N.A. Growth Lifestage Fund          26,933,587              0
     Associated Trust Company, N.A. Cash Management Fund           21,455,946     18,906,063
     Associated Trust Company, N.A. Intermediate Term Bond Fund    16,353,788     12,828,771
     Associated Trust Company, N.A. Diversified Stock Fund                  0     40,917,044
     Associated Trust Company, N.A. Balanced Fund                           0     35,645,549
     -----------------------------------------------------------------------------------------

     During 2002 and 2001, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year,
     (depreciated) appreciated in value by $(14,087,363) and $5,420,876 respectively, as follows:

                                                       2002            2001
                                                       ----            ----

     Associated Banc-Corp Common Stock            $  5,290,604    $ 15,415,012
     Common Trust Funds                            (13,373,750)     (8,445,979)
     Mutual Funds                                   (6,004,217)     (1,548,157)
                                                  -------------    ------------

     Total                                        $(14,087,363)   $  5,420,876
                                                  =============   =============

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 2002 and 2001
     included 2,906,742 shares and 2,758,480 shares, respectively, of common stock of the Company with fair values of $98,654,813 and $97,346,759, respectively. Dividend income from Company stock totaled $3,543,612 and
     $3,623,043 in 2002 and 2001, respectively.

     Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees totaled
     $658,988 and $626,159 in 2002 and 2001, respectively.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

     The Plan invests in various Associated Trust Company, N.A.
     common/collective trust funds. As of December 31, 2002 and 2001,
     $102,889,136 and $117,985,785, respectively, were invested in Associated
     Trust Company, N.A. common/collective trust funds.

(5)  Benefits Payable

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

                                                       2002            2001
     Net assets available for benefits per
       the financial statements                   $236,815,576    $242,175,268
     Amounts allocated to withdrawing
       participants                                   (584,305)     (1,153,829)
                                                  -----------------------------
     Net Assets available for benefits per
       the Form 5500                              $236,231,271    $241,021,439
                                                  =============================

     The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2002 and 2001 to Form
     5500:

                                                       2002           2001
     Benefits paid to participants per the
       financial statements                       $ 14,859,492    $ 26,877,762

     Add: Amounts allocated to withdrawing
       participants at December 31,
       2002 and 2001, respectively                     584,305       1,153,829
     Less: Amounts allocated to withdrawing
       participants at December 31,
       2001 and 2000, respectively                  (1,153,829)     (1,848,406)
     Benefits paid to participants per
       Form 5500                                  $ 14,289,968    $ 26,183,185
                                                  ==============================

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the
     Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a).
     Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7) Subsequent Events

     On January 2, 2003, certain net assets of Signal Financial Corporation
     401(k) Profit Sharing Plan totaling $21,818,108 were merged into the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
* Associated Trust Company, N.A.                     38,813 units                $  4,006,490
  Common Stock Fund

* Associated Trust Company, N.A.                    121,481 units                   1,730,793
  Emerging Growth Fund

* Associated Trust Company, N.A. Growth           2,810,430 units                  26,933,587
  Lifestage Fund

* Associated Trust Company, N.A. Balanced         3,031,691 units                  30,559,377
  Lifestage Fund

* Associated Trust Company, N.A. Equity              14,207 units                     714,303
  Income Fund

* Associated Trust Company, N.A. Cash            17,543,415 units                  21,455,946
  Management Fund

* Associated Trust Company, N.A. Foreign             35,975 units                   1,134,852
  Equity Fund

* Associated Trust Company, N.A.                    695,659 units                  16,353,788
  Intermediate Term Bond Fund

-----------------------------------------------------------------------------------------------
  Total Common Trust Funds                                                       $102,889,136

* Associated Banc-Corp Common Stock Fund          2,504,586 units                $ 99,954,166

-----------------------------------------------------------------------------------------------
  Total Common Stocks                                                            $ 99,954,166

  Berger Small Cap Value Fund                       178,109 shares               $  4,062,668

  Dodge & Cox Stock Fund                             55,425 shares                  4,880,193

  Invesco Dynamics Fund Investor                    127,699 shares                  1,361,272

ASSOCIATED BANC-CORP
PROFIT SHARING & 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
  Janus Overseas Fund                                72,335 shares                  1,105,995

  RS Diversified Growth Fund                        125,344 shares                  1,774,865

  Vanguard Index 500 Fund, Inv. Shares               75,543 shares                  6,130,291

  Weitz Value Fund                                   90,040 shares                  2,513,924

-----------------------------------------------------------------------------------------------
  Total Mutual Funds                                                             $ 21,829,208
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
  Loans to Participants  (127 participant
  loans with interest rates ranging from
  4.25% to 10.50% and maturity dates
  ranging from January 24, 2003 to June 30,
  2017)                                                                          $    986,811
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
  Total Investments and Loans                                                    $225,659,321

  Cash Surrender Value:
  Penn Mutual Life Insurance Co.                                                 $    127,152
  The Guardian Insurance and Annuity Co.                                               21,241
  General American Life Ins. Co.                                                       81,695

-----------------------------------------------------------------------------------------------
  Total Cash Surrender Value                                                     $    230,088
-----------------------------------------------------------------------------------------------
* Denotes a party-in-interest
See accompanying independent auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS

     The Board of Directors
     Associated Banc-Corp:

We consent to incorporation by reference in the registration statement on Form
S-8 of Associated Banc-Corp of our report dated June 5, 2003 relating to the statements of net assets available for plan benefits of the Associated Banc-Corp
Profit Sharing & 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2002, and the Schedule H, line
4i - Schedule of Assets (Held at End of Year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the
Associated Banc-Corp Profit Sharing & 401(k) Plan.

                       /s/ KPMG LLP

Chicago, Illinois
June 23, 2003